DE 99-035

                           NEW ENGLAND ELECTRIC SYSTEM

                 ORDER REGARDING APPLICABILITY OF RSA 369:8, II
                             TO PROPOSED TRANSACTION
                             AND SCHEDULING HEARING

                              O R D E R N O. 23,202

                                 April 21, 1999

I. BACKGROUND

     On March 18, 1999, New England Electric System and The National Grid Group plc (NEES and National Grid, respectively) filed with the New Hampshire Public Utilities Commission (Commission) certain affidavits, testimony and related exhibits concerning their agreement to merge. Under the agreement, National Grid would acquire all of the common shares of NEES. NEES is a registered holding company organized under Massachusetts law and subject to the authority of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA), and transacts business in this state through its wholly-owned subsidiaries Granite State Electric Company (Granite State) and New England Power Company (NEP).

     Granite State is a public utility providing retail electric service to approximately 35,000 customers in New Hampshire. NEP is a public utility providing transmission service to Granite State and other entities within the State. National Grid is a holding company incorporated in England and Wales, and either has or will register as a holding company under the PUHCA.


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     -2- The filing raises,  inter alia, issues related to: whether the proposed transaction will not adversely affect the rates, terms, service, or operation of Granite State; whether the approval of the Commission of this transaction is required; and whether, as requested by Granite State, the Commission should certify to the SEC (a) that it has the authority and resources to protect Granite State's customers, with respect to matters such as rates, financings, affiliate transactions and financial integrity, and (b) that the Commission intends to continue to exercise that authority following the closing of the transaction.

II.  DISCUSSION AND ANALYSIS

     Pursuant to RSA 374:33, the acquisition by a utility or public holding company of more than 10 percent of the stocks or bonds of a public utility or public utility holding company incorporated in or doing business in this state requires Commission approval. RSA 369:8, II provides, however, that where the parent company of a utility regulated by the Commission seeks to merge or be acquired by another utility, the approval of the Commission is not required if there will be no adverse effect on rates, terms, service or operations of the New Hampshire utility, and a written representation to that effect is made to the Commission.

     In order to determine whether the provisions of RSA 369:8, II apply, with the result that Commission approval of the proposed transaction is not required, the Commission must make a determination as to whether the written representations made by


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                                       -3-

the companies - Granite State and NEP - are accurate. The mere representations of the public utility are not sufficient to satisfy the statute; the Commission must independently verify that no adverse effect will occur. This is consistent with the obligation of the Commission in RSA 374:3 "to carry into effect the provisions" of Title 38, which includes RSA 369.

     In the representations and commitments made by representatives of Granite State and NEP in their filing of March 18, 1999, it is specifically acknowledged that both the Company and NEP may be allocated a portion of the acquisition premium and transaction costs associated with the transaction. Granite State claims that the acquisition premium and transaction costs will not adversely affect its rates, terms, service and operations because they will be recorded in below-the-line accounts and will not be reflected in rates absent express authorization of the Commission. Granite State also claims that it will not seek recovery in rates absent a showing of offsetting savings and benefits to its customers. Finally, Granite State represents that should it seek rate recovery of these costs, it agrees to waive any and all claims that the Commission's authority to review their allocation is preempted by the SEC's review of the allocation of these costs.

     NEP similarly claims that any allocation of the acquisition premium and transaction costs will not adversely affect the rates, terms, service, and operations of NEP because they will be recorded in below-the-line accounts and will not be


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                                       -4-

reflected in NEP rates absent express authorization of the FERC. NEP also claims that it will not seek (before the FERC) recovery of these costs in rates absent a showing of offsetting savings and benefits to its customers.

     Based upon the filed material provided by Granite State and NEP, the Commission concludes that the proposed transaction may adversely affect the rates, terms, service, or operation of either Granite State or NEP, and therefore the requirements of RSA 369:8, II have not been satisfied. The allocation of a portion of the acquisition premium to Granite State and NEP may indeed have an adverse affect.1 This is because it cannot be maintained at this time that such allocation is "just and reasonable." Moreover, the representation that recovery in rates of the acquisition premium will not be sought "absent a showing of offsetting savings and benefits to customers" presupposes that such benefits may be employed as offset against these costs, as opposed to being passed through the ratepayers.

--------

1 We note that while the affidavits of Messrs. Reilly and Flynn, officers of Granite State and NEP, respectively, represent that Granite State and NEP "may" be allocated a portion of the acquisition premium, the pre-filed testimony of Mr. Urwin, Managing Director of National Grid, the acquiring company, states that "the acquisition premium will be 'pushed down' to NEES and allocated to its affiliates." (Testimony of Roger Urwin at 18, emphasis supplied.)


     Granite State's further representation that it will waive any and all claims that the Commission's authority to review the allocations are preempted by the SEC will not prohibit another person or party - such as a customer of a NEES affiliate


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                                       -5-

in another jurisdiction - from attempting to assert the SEC's approval of the allocation as a bar to any subsequent review and determination by this Commission. Finally, the recovery of any allocations to NEP are subject to the jurisdiction and review of the FERC, not this Commission, and the interests that the FERC and this Commission weigh and consider are not conterminous.

     Therefore, having determined that the conclusions in Granite State's and NEP's written representations are incorrect, the Commission finds that it has jurisdiction over the proposed transaction pursuant to RSA 374:2, 374:3 and 374:33, and the approval of the Commission must be obtained.

     This determination is not a decision on the merits of the underlying transaction and whether it should or should not be approved as proposed. Other potential impacts of the transaction will also be reviewed, including, without limitation, the impact of non-domestic corporations owning parts of the transmission grid. Such an arrangement may implicate national security concerns, as well as concerns about the remoteness of management.

     Based upon the foregoing, it is hereby ORDERED, that a

     Prehearing Conference, pursuant to N.H. Admin. Rules Puc 203.05, be held before the Commission located at 8 Old Suncook Road, Concord, New Hampshire on May 4, 1999 at 10:00 a.m., at which each party will provide a preliminary statement of its position with regard to the filing and any of the issues set forth in N.H. Admin Rule Puc 203.05(c) shall be considered; and it is


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                                       -6-


     FURTHER ORDERED, that the Prehearing Conference may be tape recorded unless a party, at least 5 days in advance of the Prehearing Conference, request a transcript, in which case the Commission shall order a stenographic record, pursuant to N.H. Admin. Rule Puc 2203.05(d); and it is

     FURTHER ORDERED, that, immediately following the Prehearing Conference, NEES, National Grid, the Staff of the Commission and any Intervenors hold Technical Session to review the petition and allow NEES and National Grid to provide any amendments or updates to its filing; and it is

     FURTHER ORDERED, that pursuant to N.H. Admin. Rules Puc 203.01, NESS and National Grid shall notify all persons desiring to be heard at this hearing by publishing a copy of this Order of Notice no later than April 27, 1999, in a newspaper with statewide circulation or of general circulation in those portions of the state which operations are conducted, publication to be documented by affidavit filed with the Commission on or before May 3, 1999; and it is

     FURTHER ORDERED, that pursuant to N.H. Admin. Rule 201.05, the Commission waives, in part, the fourteen day notification requirement of N.H. Admin. Rules Puc 203.01(a); and it is

     FURTHER ORDERED, that pursuant to N.H. Admin. Rules Puc 203.02, any party seeking to intervene in the proceeding shall submit to the Commission an original and eight copies of a Petition to Intervene with copies sent to NEES and National Grid


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                                      -7-

and the Office of the Consumer Advocate on or before April 30, 1999, such Petition stating the facts demonstrating how its rights, duties, privileges, immunities or other substantial interests may be affected by the proceeding, as required by N.H. Admin. Rule Puc 203.02 and RSA 541-A:32,I(b); and it is

     FURTHER ORDERED, that any party objecting to a Petition to Intervene make said Objection on or before May 3, 1999.

     By order of the Public Utilities Commission of New Hampshire this twenty-first day of April, 1999.




/s/ Douglas L Patch        /s/ Susan S.  Geiger       /s/ Nancy Brockway


Douglas L. Patch          Susan S. Geiger             Nancy Brockway
Chairman                  Commissioner                Commissioner



Attested by:



/s/ Kimberly Nolin Smith

Kimberly Nolin Smith
Assistant Secretary


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